Gate City Capital Management, LLC

8725 West Higgins Road, Suite 530

Chicago, IL 60631

(312) 825-1228

December 20, 2024

Barth Whitham

Chairman of the Board

Intrepid Potash Inc.

707 17th Street, Suite 4200

Denver, Colorado 80202

Dear Mr. Whitham,

Gate City Capital Management, LLC (“Gate City”) beneficially owns 6.37% of the common stock of Intrepid Potash Inc. (“Intrepid Potash” or the “Company”). I have appreciated the opportunity to build a relationship with you since you became Chairman and the hard work you have done on behalf of shareholders.

The Company’s historical financial results and share price have languished due to a number of reasons including a lack of operational focus, the pursuit of value-destructive non-core projects, an elevated cost structure, an inconsistent shareholder return policy, and outdated corporate governance policies. Intrepid Potash has the potential to create significant value for its shareholders. The recent leadership changes at the Company provide an opportune time to implement best-practice policies in capital allocation, cost structure, and corporate governance.

I propose the following potential value-accretive policies for the Company to implement:

•	Create a shareholder return program committing to return 75% of free cash flow to shareholders through dividends or share repurchases. Additionally, commit to return all future payments received from XTO to shareholders.
•	Initiate negotiations with Mr. Jornayvaz for the repurchase of his remaining shares.
•	Implement a cost-cutting program to return Selling and Administrative expenses to 2019 levels of $23.6 million.
•	Enact the following Corporate Governance best practices: declassify the Board of Directors, add new directors that are meaningful shareholders, and encourage current directors to increase their investment in the Company.
•	Modify management’s incentive compensation structure to utilize value-enhancing financial metrics including free cash flow generation, capital returns to shareholders, and S&A expense per ton of potash production.
•	Refrain from pursuing any acquisitions until consistent profitable results have been achieved for multiple years.

The decisive implementation of these best practices would create considerable long-term shareholder value.

I am excited to work with you and other members of the Intrepid Potash team to create value for all shareholders. I am available to travel to Denver to discuss these opportunities with you at your earliest convenience.

Sincerely,

Michael Melby, CFA, FRM

Founder and Portfolio Manager

Gate City Capital Management, LLC

CC: Intrepid Potash Board of Directors